SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TAKES DELIVERY OF ITS 200th NEW BOEING 737-800 AIRCRAFT

Ryanair, Europe’s largest low fares airline, today (25th Mar 09) celebrated the delivery of its 200th brand new Boeing 737-800 Next Generation aircraft. This year Ryanair’s fleet will carry 67 million passengers as it continues to grow traffic with its guaranteed lowest fares, which now average just €34, as passengers save billions by switching to Ryanair from high cost fuel surcharging flag carrier airlines.

Ryanair celebrated its 200
th
 aircraft by releasing
1million €10
*
 seats
 for travel across its European network in April, May and June. These low fares are now available for booking on
www.ryanair.com
.

Ryanair's Stephen McNamara said:

"We are delighted to take delivery of our 200
th
 brand new Boeing aircraft. The total value of the Ryanair fleet is now over $12billion. We are proud to operate the youngest, greenest and most fuel efficient fleet of any major European airline.

"
This aircraft will help us to grow to 67 million passengers this year as we continue
 to lower fares and guarantee no fuel surcharge
s
,

which is why so many
passenger
s

are switching to Ryanair
during the current recession
"
.

*Includes taxes

Ends.

Wednesday, 25
th
 March, 2009

For further information:
Stephen McNamara

Pauline McAlester
Ryanair

Murray Consultants
Tel: 00 353 1 812 1271

     Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 March 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director